ZEN Graphene Solutions Announces

Addition of Dr. Ken Reed to Advisory Board

Guelph, ON - June 30, 2021, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian, next-gen nanomaterials technology company, is pleased to announce that Dr. Kenneth Reed, Medical Director at DermASAP, will join the ZEN Advisory Board effective immediately. Dr. Reed, a Harvard Medical School trained dermatologist, has 38 years of clinical experience in the state of Massachusetts. Dr. Reed will devote significant time and attention to advancing ZEN's topical therapeutic applications. In addition to his medical practice, he is the co-founder of Early Cell, a company focused on detection of circulating fetal cells in gestational mothers, and Lispiro, which focuses on fibrotic lung disorders. Dr. Reed has also been a Clinical Investigator for numerous pharma companies including Amgen, Astellas, Centocor (J&J) and Abbvie. He currently serves on the board of directors of Red Hill Biopharma - a NASDAQ-listed company - and sits on scientific advisory boards to a number of medical technology companies. Dr. Reed's expertise will lend itself immensely to identifying conditions that can be treated by ZEN's compound, potential modes of application, designing clinical trials, interfacing with contract resource organizations, involving key opinion leaders and facilitating introductions to pharmaceutical companies in the dermatology space.

Greg Fenton, ZEN CEO commented: "As a leader in the field of dermatology, we are thrilled to have Dr. Reed join our Advisory Board where he will provide critical guidance as we prioritize topical applications for our broad-spectrum, graphene-based compound. His stewardship will be invaluable as we identify potential applications, navigate the US regulatory market and create greater awareness in the investment community and pharmaceutical industry. Having the right expertise in the right areas is key to moving our therapeutic closer to commercialization, and Dr. Reed's experience and passion will allow us to do that faster and more effectively."

Dr. Kenneth Reed commented: "A safe therapeutic with broad-spectrum antimicrobial and anti-inflammatory effects could potentially treat a variety of common dermatological disorders and medical conditions. Graphene-based nanotechnology holds such promise. ZEN has demonstrated their commitment to the scientific process, and I am glad to be a part of the team as we further test these products for safety and efficacy, with the goal of enhancing our therapeutic armamentarium."

About ZEN Graphene Solutions Ltd.

ZEN is a next-gen nanomaterials technology company developing and commercializing technologies that help protect people and the environment. ZEN is currently focused on commercializing ZENGuardTM, a patent pending graphene-based coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar graphene compounds as pharmaceutical products against infectious diseases. The company has a significant R&D pipeline with an interest in monomers, polymers, metal alloys, corrosion coatings, biosensors along with the production of graphene oxide and graphene quantum dots. Additionally, the company owns the unique Albany Graphite Project which provides the company with a potential competitive advantage in the graphene market. Labs in Japan, UK, Israel, USA, and Canada have independently demonstrated that ZEN’s Albany PureTM Graphite is an ideal precursor material that easily converts (exfoliates) to graphene, using a variety of mechanical, chemical, and electrochemical methods.

For further information:

Greg Fenton, Chief Executive Officer

Tel: 1(437) 220-8140

Email: gfenton@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward- looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.